Follow-Up Materials

06014791

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altran

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 03 2006

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 5764 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/3/06

ALTRAN

2005 Results

3rd April 2006

Christophe Aulnette
Chairman of the management board

Eric Albrand
Management board member - CFO

12-31-05
AR/S

82-5764

Disclaimer

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, risks relating to : government regulation affecting our businesses; competition; our ability to manage rapid change in technology in the industries in which we compete; litigation risks, labor issues; unanticipated costs from disposals or restructuring) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward looking statements, whether as a result of new information, future events or otherwise

1

1. **Altran 2008**
2. **2005 results**
3. **Appendix**

1/3 Altran 2008

Executive summary

H2 2005 EBIT Margin : 7,2% vs 5.8% in H1 2005

2005 Growth : 2,8%
Mixed performance : International +7.7% / France -2.2%

Indirect cost reduction plan on track to deliver at least 54M€ annualized savings

Altran 2008 transformation projects : full speed ahead

Vision for Altran in 2008

"Global Innovation Partner" for our customers

"Employer of reference" for talented engineers

Operational excellence:
Among best in class in Growth and Margin

Unique Enterprise model : "from Patchwork to Network"

1/3 Altran 2008

Altran 2008 Transformation projects

Customers / market evolution
- Key accounts
- Offering evolution
- Emerging markets

Human resources
- Employee shareholding plan
- Compensation schemes
- Mobility

Operational excellence
- Performance review
- Indirect cost reduction program
- IT / Monitoring tools

Organization
- Portfolio review
- Organization change
- Branding policy

1/3 Altran 2008

Reporting on our work streams *(1)*

Customers / Markets

Achieved	In Progress
11 Global Accounts	Industrialize new customer engagements Fixed fee, Delivery based projects, ...
First Successes with key accounts suppliers selection bid	Consolidate offshore partnerships strategy
Altran Invoicing ramping up	Leverage our international footprint in transnational projects

1/3 Altran 2008

Customer portfolio

- Bids won in last quarters : France Telecom IT; Siemens France, Thales, EADS/Airbus Strategic Supplier, Renault DTSI, PSA, Société Générale, Axa and Alcatel France
- On going process
- largest client represents 5% of total sales
- 10 largest clients represent 23,1% of sales
- 50 largest customers represent 45,2% of sales

	2004		2005	
	Number of clients in the top 50	In sales %	Number of clients in the top 50	In sales %
Bank / Finance / Insurance	5	3,4%	8	6,2%
Telecommunication & Medias	12	8,5%	12	10,9%
Automotive industry	9	10,2%	9	10,4%
Aeronautics & transport	5	6,6%	5	8,6%
Others	19	9,2%	16	9,1%
Total	50	37,9%	50	45,2%

Reporting on our work streams *(2)*

Human Resources

Achieved	In Progress
Sourcing : 4200 recruitments in 2005	Need to reduce turnover
Employee shareholding launched	Internal mobility agency Mov'Altran
Evolution of Business Managers compensation in line with Altran 2008	Training plans
	Social dialog

1/3 Altran 2008

Employee shareholding plan



- First time in group history
- Operation launched in march 2006, as planned and announced during the last general assembly of shareholders
- Up to 6 million shares to employees through capital increase
- A step towards Altran 2008 by :
  - Allowing employees to share the company's long-term results
  - Developing/consolidating a sense of belonging and new feeling of Altran identity
- Operation closed by end of may 2006

1/3 Altran 2008

Reporting on our work streams *(3)*

Organization : from patchwork to network

Achieved	In Progress
■ Subsidiaries strategic reviews ■ Regrouped forces in Organization & IT (France and International) ■ France reorganization launched in November	■ Knowledge management and tools ■ Formalize principles of networked organization ■ Branding

1/3 Altran 2008

Reporting on our work streams *(4)*

Operational Excellence

Achieved	In Progress
Indirect cost reduction plan	Business monitoring tools
Building rationalization	DSO to be improved
IT infrastructure investment decision	

1/3 Altran 2008

Indirect cost reduction plan

	Target	Realized			To be done	Total
		H2 2005 Impact	2006 Impact	2007 Impact		
Staff	€25m to €30m	€10,0m	€33m	€33m	-	€33m
Real estate	€12m to €15m	€0,3m	€5m	€10m	€1m to €2m	€11m to €12m
Non Staff	€13m to €15m	€3,0m	€6m	€6m	€4m to €9m	€10m to €15m
Total	€50m to €60m	€13,3m	€44m	€49m	€5m to €11m	€54m to 60m€

- **€54m to €60m of saving is achievable**
- **Cost associated should be around €55m (€53m already booked in 2005 accounts)**
- **Some investments are needed to build up the new group (IT infrastructure, Knowledge management tools, France reorganization, branding….)**

1/3 Altran 2008

Rationalization of buildings

☐ **Operations in Paris will be gathered in the Libertis Campus (walking distance between 5 different buildings)**

☐ **Rationalization already completed in Spain (Barcelona and Madrid)**

☐ **Many changes of location across Europe already completed (Brussels, Rome, France regions…)**


ALTRAN
ALTRAN

Important step in term of cost and organization efficiency
Switch towards culture of cooperation

2

1. Altran 2008
2. **2005 Results**
3. Appendix

2/3 **2005 results**

Acknowledgement

- All figures presented are under the IFRS accounting rules

2/3 2005 results

Revenue change


1372,9
1337,8
1418,7
1395,6
+ 2,8%
1434,5
2002
2003
2004
2005
French GAAP
IFRS

2/3 2005 results

Staff change

Average staff	
2004	2005
16 536	16 290


- 294
16 446
16 378
16 282
16 129
16 152
June 04
Sept 04
Dec 04
March 05
June 05
sept-05
Dec 05

ALTRAN

2/3 2005 results

P&L *(in €m)*

In €m	31.12.2004	H1 2005	H2 2005	2005
	IFRS Restated	IFRS	IFRS	IFRS
Revenue	1 395,6	724,0	710,5	1434,5
Current Operating Income	59,2	41,8	51,4	93,2
As % of sales	*4,2%*	*5,8%*	*7,2%*	*6,5%*
Non recurring income / losses	36,6	10,6	(48,5)	(37,9)
Goodwill depreciation	(25,6)	(3,9)	(22,5)	(26,4)
Operating income	70,2	48,5	(19,6)	28,9
As % of sales	*5,0%*	*6,7%*	na	*2,0%*
Net cost of *debt*	(17,1)	(10,2)	(11,7)	(21,9)
Other financial income / losses	(6,3)	(1,5)	0,8	(0,7)
Income taxes	(29,5)	(19,1)	13,0	(6,1)
Net result of integrated companies	17,3	17,7	(17,5)	0,2
Minority interests	(0,4)	-	-	
Group's net result	16,9	17,7	(17,5)	0,2

2/3 2005 results

Information by geographical area

- Altran has chosen the geographical split as it segment 1 according to IFRS

	Revenue *(in €m)*			Current operating income *(in €m)*			Current operating margin *(%)*		
	H1	H2	2005	H1	H2	2005	H1	H2	2005
France*	354,2	329,9	684,1	16,6	17,8	34,4	4,7%	5,4%	5,0%
Northern region	204,3	209,5	413,8	15,0	20,6	35,6	7,3%	9,8%	8,6%
Southern region	137,9	141,2	279,1	8,4	10,3	18,7	6,1%	7,3%	6,7%
Rest of the world	45,8	49,9	95,7	1,8	2,7	4,5	3,9%	5,4%	4,7%
Eliminations	(18,2)	(20,0)	(38,2)	-		-	-		
Total	724,0	710,5	1434,5	41,8	51,4	93,2	5,8%	7,2%	6,5%

***** *Holdings costs are estimated at around €29m as of December 31st 2005 and correspond to non allocated charges supported by the group parent company included in France's consolidation*

2005 France's current operating margin would have been 9.4% without these corporate holding costs

2/3 2005 results

P&L *(in m€)*

	31.12.2004	H1 2005	H2 2005	2005
	IFRS restated	IFRS	IFRS	IFRS
Revenue	1 395,6	724,0	710,5	1 434,5
Other operating income	5,4	2,1	1,3	3,4
Total operating income	1 401,0	726,1	711,8	1 437,9
Purchases & outside services	(321,2)	(167,0)	(164,6)	(331,6)
Total staff cost	(994,3)	(506,2)	(485,3)	(991,5)
Of which employee profit sharing	(8,2)	(4,5)	(3,2)	(7,7)
Of which Stock options	(2,5)	(1,7)	(2,4)	(4,1)
Taxes	(14,5)	(6,0)	(6,4)	(12,4)
Allowance to amortization & provisions	(11,7)	(5,1)	(4,1)	(9,2)
Current operating income	59,2	41,8	51,4	93,2
As % of sales	4,2%	5,8%	7,2%	6,5%
Non recurring Income/losses	36,6	10,5	(48,4)	(37,9)
Goodwill depreciation	(25,6)	(3,9)	(22,5)	(26,4)
Operating Income	70,2	48,4	(19,3)	28,9

Operating expenses analysis

	2004 IFRS restated		H1 2005 IFRS		H2 2005 IFRS		2005 IFRS	
	in €m	In sales %	in €m	in sales %	in €m	in sales %	in €m	in sales %
Subcontracting	86,9	6,2%	46,4	6,4%	49,6	7,0%	96,0	6,7%
Purchase & outside services	45,1	3,2%	18,7	2,6%	19,6	2,8%	38,3	2,7%
Rent & lease	61,6	4,4%	30,6	4,2%	30,5	4,3%	61,1	4,3%
Travel expenses	55,6	4,0%	31,6	4,4%	31,6	4,4%	63,2	4,4%
Advertising & fees	46,1	3,3%	25,2	3,5%	20,3	2,9%	45,5	3,2%
Product purchase	16,1	1,2%	6,8	0,9%	6,7	0,9%	13,5	0,9%
Training	7,4	0,5%	4,2	0,6%	2,9	0,4%	7,1	0,5%
Other operational expenses	2,4	0,2%	3,5	0,5%	3,4	0,5%	6,9	0,5%
Total purchase & outside services	321,2	23,0%	167,0	23,1%	164,6	23,2%	331,6	23,1%

2/3 2005 results

Non performing subsidiaries *(current operating income in €m)*


H1 2003
H2 2003
H1 2004
H2 2004
H1 2005
H2 2005
(13,5)
(10,9)
(24,4)
(14,1)
(16,1)
(30,2)
(5,7)
(11,6)
(17,3)
(3,8)
(8,2)
(12,0)
(4,4)
(8,3)
(12,7)
(4,0)
(7,4)
(11,4)
□ Total operational loss excl. 10 worst performers ■ of which 10 worst performers

Non-recurring operational income / losses

- Non operational income of €(37,9)m is mainly due to the restructuring program launched in H2 2005 :

In €m	H1 2005	H2 2005	2005	Notes
Gross proceed of subsidiaries sold	+ 4,5	(3,3)	+ 1,2	3 companies have been sold during the 2005
Capital gain / loss on subsidiaries sold	(5,8)	+ 2,3	(3,5)	
Net proceed of subsidiaries sold	**(1,3)**	**(1,0)**	**(2,3)**	
Capital gains on asset sales	+ 10,9	+ 0,2	+ 11,1	Incl. CSR shares sales
Provision reversal regarding a fiscal litigation	+ 0,5	+ 2,4	+ 2,9	
Net Restructuring cost		(52,7)	(52,7)	Restructuring cost includes €33m of charges and €19,7m of provisions
Others	+ 0,5	+ 2,4	+ 2,9	
Total of non-recurring operational income / losses	**10,6**	**(48,5)**	**(37,9)**	

2/3 2005 results

Net cost of debt

In €m	31.12.2004 IFRS restated	H1 2005 IFRS	H2 2005 IFRS	31.12.2005 IFRS
Income from cash & cash equivalent	4,5	0,7	1,6	2,2
CB accrued interest	(15,8)	(7,6)	(7,6)	(15,2)
Of which IFRS split accounting impact	-	*(3,3)*	*(3,3)*	*(6,6)*
Accrued interests on other financing operations	(5,8)	(3,3)	(5,7)	(9,0)
Gross financial cost of debt	(21,6)	(10,9)	(13,3)	(24,2)
Net cost of debt	(17,1)	(10,2)	(11,7)	(21,9)

2/3 2005 results

Fiscal deficits

- A fiscal integration is in place in most of the major countries
- Fiscal optimization could be a source of important saving

In €m	31.12.2004	H1 2005	H2 2005	31.12.2005
Tax paid (P&L)	(35,2)	(16,1)	3,5	(12,6)
Tax rate before deferred taxes impact		39,5%	na	38,3%
Deferred taxes charges	5,3	(3,0)	9,4	6,4
Total	(29,9)	(19,1)	12,9	(6,2)
Fiscal deficit to be activated	210,6	242,8		263,2
Fiscal deficit activated	84,7	103,9		128,3
Fiscal deficit non activated	125,9	138,9		134,9
			Potential tax saving	42,1

2/3 2005 results

Factoring & cash centralization

Factoring facilities available


170,0
128,7
191,1
145,4
191,1
129,0
191,1
141,1
30.06.2004
31.12.2004
30.06.2005
31.12.2005
Factoring facilities signed
Factoring facilities drawn

Cash Centralization

- Continuous improvement still needed
- Group is not far from the optimal level with the current organization
- Subsidiaries regrouping should enable the group to reduce the portion of frozen cash

Factoring

- Factoring will remain a flexible source for group financing
- One banking partner for all France operations vs 4 before
- Total factoring cost drastically reduced


Cash centralized
Cash in subsidiaries
44
119,1
December 31st, 2005

2/3 2005 results

DSO

2005 target	Reduce DSO
Realized 2005	Negative impact of €17,7m


DSO change in 2005
84 days
416,3
(8,9)
20,2
88 days
434,0
Client receivables 31.12.2004
Sales growth impact
DSO impact
Client receivables 31.12.2005


DSO change in H1 2005
84 days
416,3
(12,1)
20,2
87 days
424,4
Client receivables 31.12.2004
Sales growth impact
DSO impact
Client receivables 30.06.2005


DSO change in H2 2005
87 days
424,4
(2,3)
11,8
88 days
434,0
Client receivables 31.06.2005
Sales growth impact
DSO impact
Client receivables 31.12.2005

[redacted]

Goodwill amortization

- Under IFRS Periodic linear amortization has been suppressed
- Impairment tests on goodwills led to €22,6m of write offs on 10 subsidiaries, 4 have been fully written off in H2 2005
- Write offs covers companies having a total pre-write off goodwill of €99,7m
- Goodwills have been valued through a DCF approach in the impairment test (IAS 36)
- Group's total goodwill stands at 500m€

En m€	31.12.2004	H1 2005	H2 2005	31.12.2005
Goodwill before depreciation	63,1	19,4	80,3	99,7
Periodic goodwill depreciation	na	na	na	na
Exceptional goodwill depreciation	25,6	3,9	22,6	26,5
Total	25,6	3,9	22,6	26,5
Number of companies	18	6	10	16

2/3 2005 results

Simplified cash flow statement *(in €m)*

	31.12.2004	H1 2005	H2 2005	31.12.2005
	IFRS restated	IFRS	IFRS	IFRS
Beginning Net financial debt	(345,4)	(314,0)	(312,5)	(314,0)
Current operating margin	59,2	41,8	51,4	93,2
Other cash impacts	66,7	9,7	(3,4)	6,3
Cash flow	125,9	51,5	48,0	99,5
Change in NWCR	(3,1)	(15,0)	(14,3)	(29,3)
Tax paid	(53,1)	8,9	(6,3)	2,6
Interest Paid & other financial charges	(36,1)	(22,9)	(3,8)	(26,7)
Net cash flow generated by operations	33,7	22,5	23,6	46,1
Initial payment & complements	-	-		
Earn-outs	(17,6)	(12,7)	(10,0)	(22,7)
Capex	(15,5)	(6,9)	(6,6)	(13,5)
Others	3,3	(0,9)	1,5	0,6
Net cash flow related to investments	(29,7)	(20,5)	(15,1)	(35,6)
Net cash flow before financing transactions	3,9	2,0	8,5	10,5
FX impact & others	(4,6)	(0,5)	2,5	2,0
IFRS Impact	32,1			
Closing Net financial debt	(314,0)	(312,5)	(301,5)	(301,5)

2/3 2005 results

Net debt as of December 31st 2005

In €m	31.12.2004	31.12.05	
	French GAAP	French GAAP retreated	IFRS
2005 CB	332,0	-	-
2009 CB	230,0	230,0	197,9
Mid-term bank loan	21,4	75,7	75,7
Short term bank loan	160,4	*191,0*	*191,0*
Of which factoring	*145,4*	*141,1*	*141,1*
Total financial debt	743,8	496,7	464,6
Cash	398,0	163,1	163,1
Net financial debt	345,8	333,7	301,5
Employee profit sharing	17,5	14,9	14,9
Accrued interest on CBs	15,8	10,9	20,5
Net debt	379,1	359,4	336,9

Financial ratios	31.12.2004	31.12.2005
Net financial debt / EBITDA	x 4,2	x 2,79
Gearing	x 1,1	x 1,02

- On January 3rd 2005 the group repaid:
  - 332,0 m€ of 2005 CB
  - 15,8 m€ of accrued interest linked to the 2005 & 2009 CBs
- Covenants are computed on French GAAP equivalent
- Shareholder's equity under French GAAP equivalent is €327,2m

Covenant to be respected on 31.12.2005	
Net financial debt/EBITDA	3,5 <
Gearing	1,15 <

Conclusion

3

1. Altran 2008
2. 2005 results
3. **Appendix**

3/3 Appendix

Balance sheet – Assets *(in €k)*

	31.12.2004	30.06.2005	31.12.2005		
	IFRS restated	Net	Gross	Amort & Prov	Net
Non-Current Assets	676 868	648 081	1 028 501	(363 429)	665 072
Goodwill of a business	479 043	484 185	710 884	(210 794)	500 090
Other intangible fixed assets	40 965	40 300	60 830	(20 949)	39 881
Tangible fixed assets	44 824	44 789	118 686	(80 232)	38 454
Land	533	533	533	-	533
Buildings	10 680	10 880	17 248	(7 007)	10 241
Other tangible assets	33 611	33 376	100 905	(73 225)	27 680
Financial fixed assets	26 197	27 078	28 367	(3 224)	25 143
Deferred tax assets	80 542	50 204	102 565	(44 097)	58 468
Other non-current assets	5 289	1 525	7 169	(4 133)	3 036
Current assets	883 041	673 560	694 156	(19 578)	674 578
Inventories & In progress	2 431	2 539	2 078	(80)	1 998
Clients & account receivables	416 309	424 408	450 408	(16 430)	433 978
Other receivables	65 264	81 938	77 821	(2 883)	74 938
Current Financial assets	1 359	1 175	728	(176)	552
Cash equivalents	327 332	90 367	61 078	(9)	61 069
Cash	70 346	73 133	102 043	-	102 043
Total assets	1 559 909	1 321 641	1 722 657	(383 007)	1 339 650

3/3 Appendix

Balance sheet – Liabilities *(in €k)*

	31.12.2004 IFRS restated	30.06.2005 IFRS	31.12.2005 IFRS
Shareholder's equity	**319 717**	**364 220**	**347 548**
Non-current liabilities	**327 081**	**380 765**	**345 376**
Convertible bonds (>1 year)	230 000	204 242	207 515
Loans & borrowing from financial institutions	21 292	105 973	72 293
Other non-current financial liabilities	17 184	18 271	17 251
Non-current financial liabilities	**268 476**	**328 486**	**297 059**
Provisions for risks & charges	13 272	15 981	14 121
Long term staff benefits	38 986	25 219	23 374
Deferred taxes	5 741	9 179	8 265
Other long term liabilities	606	1 900	2 557
Other non current liabilities	**58 605**	**52 279**	**48 317**
Current liabilities	**913 111**	**576 656**	**345 376**
Account payables	57 839	55 192	53 423
Taxes payables	104 446	117 364	99 144
Current staff benefit	148 771	168 824	170 176
Other current debt	28 023	23 056	30 806
Current creditors	**339 079**	**364 436**	**353 384**
Short term provision for risk & charges	**44 827**	**24 616**	**49 905**
Short term debt on fixed assets	**20 652**	**10 227**	**40 440**
Other current liabilities	**508 553**	**177 377**	**202 997**
Total shareholder's equity & liabilities	**1 559 909**	**1 321 641**	**1 339 650**

3/3 Appendix

Cash flow statement *(in €k)*

	31.12.2004	H1 2005	H2 2005	31.12.2005
	IFRS restated	IFRS	IFRS	IFRS
Beginning cash position	228 645	397 678	163 500	397 678
Operating income	70 241	48 438	(19 614)	28 824
Goodwill depreciation	25 581	3 919	22 544	26 463
Net operating depreciations and amortizations	12 768	(10 218)	39 115	28 897
Stock options charges	2 478	1 691	2 168	3 859
Capital gains / losses	(1 964)	1 476	3 056	4 532
Other operating income / charges	16 851	6 200	692	6 892
Cash flow	125 955	51 506	47 961	99 467
Change in NWCR	(3 063)	(14 966)	(14 296)	(29 262)
Tax paid & change in tax liabilities & assets	(53 068)	8 870	(6 263)	2 607
Interest paid & other financial charges	(36 149)	(22 888)	(3 782)	(26 670)
Net cash flow generated by operations	33 675	22 522	23 621	46 143
Initial payment & complements	-	-	-	
Earn-outs	(17 551)	(12 733)	(9 992)	(22 725)
Capex	(15 511)	(6 952)	(6 519)	(13 472)
Others	3 328	(796)	1 343	547
Net cash flow related to investments	(29 734)	(20 481)	(15 168)	(35 649)
Dividends	-	-	-	-
Financing drawn / Capital raised	234 844	105 535	(40 541)	64 994
Financing facilities reimbursed	(98 493)	(339 923)	(2 656)	(342 579)
Other financing transactions	28 854	530	31 212	31 742
Net cash flow generated by financing transactions	165 205	(233 858)	(11 985)	(245 843)
Change in cash position	169 033	(234 178)	(388)	(234 566)
Closing cash position*	397 678	163 500	163 112	163 112
*FX Impact	(113)	(2 361)	3 144	783

3/3 Appendix

Profit & loss account *(in €k)*

	31-12-2004	H1-2005	H2-2005	31-12-2005
	IFRS restated	IFRS	IFRS	IFRS
Revenue	1 395 633	724 003	710 470	1 434 473
Other operating income	5 375	2 052	1 405	3 457
Total operating income	1 401 008	726 055	711 875	1 437 930
Purchases & outside services	(321 186)	(166 954)	(164 616)	(331 570)
Wages, social charges & benefits	(994 326)	(506 173)	(485 296)	(991 469)
Of which employee profit sharing	*(8 190)*	*(4 473)*	*(3 250)*	*(7 723)*
Of which stock options	*(2 478)*	*(1 691)*	*(2 448)*	*(4 139)*
Taxes	(14 504)	(6 012)	(6 413)	(12 425)
Allowance to amortization & provisions	(11 744)	(5 115)	(4 101)	(9 216)
Current operating income	59 248	41 801	51 449	93 250
Non recurring Income / Losses	36 602	10 556	(48 519)	(37 963)
Goodwill depreciation	(25 581)	(3 919)	(22 544)	(26 463)
Operating Income	70 269	48 438	(19 614)	28 824
Net cost of debt	(17 122)	(10 224)	(11 736)	(21 960)
Other financial income / losses	(6 373)	(1 371)	887	(484)
Corporate income taxes	(29 508)	(19 134)	12 968	(6 166)
Net result of integrated companies	17 266	17 709	(17 495)	214
Minorities	(360)	14	3	17
Group's net result	16 906	17 723	(17 492)	231

3/3 Appendix

IFRS impact on group's margins

	1st semester 2005		2nd semester 2005		2005	
	IFRS	French GAAP	IFRS	French GAAP	IFRS	French GAAP
Operating Income	48,5	48,5	(19,7)	(19,7)	28,9	28,9
Non recurring Income / Losses	(10,6)	(10,6)	48,5	48,5	37,9	37,9
stock options		1,7		2,4		4,1
Goodwill depreciation	3,9	3,9	22,5	22,5	26,4	26,4
Current operating income *As a % of sales*	41,8 *5,8%*	43,5 *6,0%*	*51,3* *7,2%*	*53,7* *7,6%*	93,2 *6,5%*	97,3 *6,8%*
Depreciation & amortization excl. goodwill	5,1	5,1	4,1	4,1	9,2	9,2
EBITDA *(after employee profit sharing)*	46,9	48,6	55,4	59,3	102,4	106,5
Employee Profit Sharing	4,5	4,5	3,2	3,2	7,7	7,7
EBITDA *(before employee profit sharing)*	51,4	53,1*	58,7	61,1*	110,1	114,2*

- Current operating income under IFRS stands at 7,2% on the 2nd semester 2005
- * Financial covenant are computed on French GAAP equivalent

3/3 Appendix

Net debt as of December 31st 2005

- IFRS transition translates into a reduction of net financial debt
- IFRS impact is due to the split accounting method applied on the 2009 CB which implies :
  - A debt reduction of €32,2m compensated by an equivalent increase of shareholder's equity
  - A €11,9m increase of accrued interest on the CB

en m€	French GAAP	IFRS Impact	IFRS
Net financial debt as of December 31st, 2004	345,8		
Net cash flow before financing activities	(12,1)		
Net financial debt as of December 31st, 2005	333,7	(32,2)	301,5
Employee profit sharing	14,9	-	14,9
Accrued interest	10,9	9,6	20,5
Net debt as of December 31st 2005	359,4	(22,5)	336,9

3/3 Appendix

Mid term credit lines amortization table

	Dec. 04	Jun. 05	Dec. 05	Jun. 06	Dec. 06	Jun. 07	Dec. 07	Jun. 08	Dec. 08	Jun. 09	Dec. 09
CADIF fixed rate	20 631	18 592	16 493	14 334	12 112	9 826	7 473	5 053	2 562	-	-
Cadif variable rate	50 000	45 000	40 000	35 000	30 000	25 000	20 000	15 000	10 000	5 000	-
Total CADIF	70 631	63 592	56 493	49 334	42 112	34 826	27 473	20 053	12 562	5 000	-
BNP Paribas variable rate	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
SG Variable rate	40 000	36 000	32 000	28 000	24 000	20 000	16 000	12 000	8 000	4 000	-
Total	150 631	135 592	120 493	105 334	90 112	74 826	59 473	44 053	28 562	13 000	0

3/3 Appendix

Assumptions used to build up the forecasts 2006-2008 as of 31st December 2005

- We use three levels of net profit increase every year in our scenario based on internal forecasts :
  - 5% growth
  - 10% growth
  - 15% growth

- Number of companies under earn-out decrease compared to 2005 due to the exit of 7 companies from the earn-out program

3/3 Appendix

Earn-out to be paid if net income grows by 5% every year (in €m), as of December 2005

Total cumulative profit of companies under EO between 2006 and 2008 : €42,4m

Total cumulative EO to be paid between 2007 and 2009 : €15,6m


27,5
20
11,0
15,0
10
4,6
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

3/3 Appendix

Earn-out to be paid if net income grows by 10% every year (in €m), as of December 2005

Total cumulative profit of companies under EO between 2006 and 2008 : €43,2m

Total cumulative EO to be paid between 2007 and 2009 : €16,9m


27,5
20
11,0
15,7
10
5,9
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

3/3 Appendix

Earn-out to be paid if net income grows by 15% every year (in €m), as of December 2005

Total cumulative profit of companies under EO between 2006 and 2008 : €43,9m

Total cumulative EO to be paid between 2007 and 2009 : €18,3m


27,5
20
11,0
16,4
10
7,3
0
2006
2007
2008
Net result hypothesis of companies under Earn-Out
Earn-out hypothesis to be paid in n+1
Number of companies under Earn-out

Earn-out : assumptions *(in €m)*

- Earn out assumptions presented are based on an increase every year of net profits of companies from 2006 onwards
- Earn-out to be paid regarding year n profits will be cash out in year n+1
- Example : €4,6 to be paid in 2008 if net results between 2006 and 2007 grow by 5%

	Earn-out to be paid			
CAGR assumption of net profit	Total	2006e	2007e	2008
15%	15,6	11,0	4,6	0,0
Total net profit over the period	*42,5*			
10%	16,9	11,0	5,9	0,0
Total net profit over the period	*43,2*			
5%	18,3	11,0	7,3	0,0
Total net profit over the period	*43,9*			

3/3 Appendix

Revenue split by business lines


2004
7%
13%
46%
34%
Technology and R&D consulting
Organization and Information system consulting
Management & strategy consulting
2005
9%
13%
47%
31%

3/3 Appendix

ALTRAN in the world



- Germany
- Austria
- Belgium
- Brazil
- China
- Korea
- Spain,
- USA
- Ireland
- France
- Italy
- Japan
- Luxembourg
- Holland
- Portugal
- United-Kingdom
- Singapore
- Sweden
- Switzerland

www.altran.net